EXHIBIT 12.1

Statement of computation of ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends

	Three months
	ended
	March 31,	Year ended December 31,
	2009	2008		2007	2006	2005	2004

EARNINGS AVAILABLE FOR FIXED CHARGES:
Net Income	$158,710	$2,436,919		$1,089,918	$1,299,885	$1,259,576	$624,855
Less: Capitalized Interest Expense	(12,768)	(42,628)		(29,324)	(19,900)	(14,596)	(9,631)
Add: Fixed Charges	37,936	117,568		96,228	80,050	90,933	83,264
Income Tax Provision	106,065	1,309,620		540,950	612,756	705,561	301,157

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$289,943	$3,821,479		$1,697,772	$1,972,791	$2,041,474	$999,645

FIXED CHARGES:
Interest Expense	$17,751	$49,899		$45,628	$43,158	$62,506	$63,128
Capitalized Interest	12,768	42,628		29,324	19,900	14,596	9,631
Capitalized Expense Related to Indebtedness	625	1,759		1,150	1,655	2,381	1,994
Rental Expense Representative of Interest Factor	6,792	23,282		20,126	15,337	11,450	8,511

TOTAL FIXED CHARGES	37,936	117,568		96,228	80,050	90,933	83,264
Preferred Stock Dividends on a Pre-tax Basis	–	681		9,970	16,179	11,595	16,142

COMBINED TOTAL FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$37,936	$118,249		$106,198	$96,229	$102,528	$99,406

RATIO OF EARNINGS TO FIXED CHARGES	7.64	32.50	(1)	17.64	24.64	22.45	12.01

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	7.64	32.32	(1)	15.99	20.50	19.91	10.06

(1)	These ratios for the year ended December 31, 2008 differ from the corresponding ratios set forth in Exhibit 12 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the 2008 Form 10-K) due to an adjustment to the previously disclosed Interest Expense amount for the year ended December 31, 2008 in such Exhibit 12 to the 2008 Form 10-K.